                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                       Concurrent Computer Corporation
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 206710 20 4
- --------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                             Brian Foremny, Esq.
                            CyberGuard Corporation
                         2101 West Cypress Creek Road
                       Fort Lauderdale, Florida  33309
- --------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               August 21, 1996
- --------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP No. 206710 20 4           SCHEDULE 13D   Page     2    of     5     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          CYBERGUARD CORPORATION
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
                N/A
          --------------------------------------------------------------------
- -
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               FLORIDA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                         3,311,700
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          NONE
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        3,311,700
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    NONE
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person     '

             3,311,700
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]


          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

             7.53
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

             CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of the Common Stock, par value $0.01 per share, (the "Shares") of Concurrent Computer Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 2101 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

ITEM 2.  IDENTITY AND BACKGROUND.

     ITEM 2(A) CyberGuard Corporation, a Florida corporation, formerly known as Harris Computer Systems Corporation ("CyberGuard")

     ITEM 2(B)     2101 West Cypress Creek Road
                   Fort Lauderdale, Florida 33309

     ITEM 2(C) CyberGuard is a leading manufacturer and marketer of commercial network security products.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     CyberGuard acquired the Shares in connection with a transaction (the "Transaction") pursuant to a Purchase and Sale Agreement dated March 26, 1996, as amended and restated as of May 23, 1996, providing for the sale to the Issuer of the assets of CyberGuard's real-time computer business together with 683,178 shares of newly issued common stock of CyberGuard in exchange for (i) 10,000,000 newly issued shares of common stock, par value $.01 per share, of the Issuer; (ii) convertible exchangeable preferred stock of the Issuer paying a 9% cumulative annual dividend quarterly in arrears with a liquidation preference of $8,200,000 (subject to adjustment under certain circumstances); and (iii) the assumption by the Issuer of certain liabilities of CyberGuard. The preferred stock of the Issuer is convertible at the option of CyberGuard into 3,280,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

     ITEM 4(A) CyberGuard does not intend to be a long-term holder of securities of the Issuer and intends to divest itself of securities of the Issuer.

     ITEM 4(B)     None.

     ITEM 4(C)     None.

     ITEM 4(D) CyberGuard and the Issuer are parties to a Share Holding Agreement dated June 27, 1996 pursuant to which CyberGuard has the right to designate, and has so designated, three members of the board of directors of the Issuer.

     ITEM 4(E)     None.

     ITEM 4(F)     None.

     ITEM 4(G)     None.

     ITEM 4(H)     None.

     ITEM 4(I)     None.

     ITEM 4(J)     None.

                              Page 3 of 5 Pages

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        ITEM 5(A) and (B)     CyberGuard has sole investment and voting power
with respect to 31,700 shares of common stock of the Issuer. CyberGuard has sole investment power with respect to 1,000,000 shares of convertible exchangeable preferred stock of the Issuer, convertible at the option of CyberGuard into 3,280,000 shares of common stock of the Issuer.

        ITEM 5(C) Of the 10,000,000 shares of common stock of the Issuer held by CyberGuard, CyberGuard has sold, since the filing of the last amendment to this Schedule 13D/A, shares in open market or negotiated transactions in the amounts (net of fees and commissions of sale) and on the dates as follows:

                          NUMBER              DATE           PRICE PER SHARE
                     1,900,000 shares      August 21, 1996           $1.00


        ITEM 5(D)    None.

        ITEM 5(E)    None.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        CyberGuard and the Issuer are parties to a Share Holding Agreement dated June 26, 1996 with respect to the shares of common stock of each held by the other as result of the Transaction. The Share Holding Agreement contains certain restrictions on transferability of the shares, standstill requirements under certain circumstances, registration rights, voting restrictions and provisions for mutual board representation. The Share Holding Agreement is an exhibit to this Schedule 13D/A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        The following items are filed as Exhibits to this Schedule 13D/A:

<Caption
EXHIBIT
NUMBER                  EXHIBIT DESCRIPTION                               METHOD OF FILING
- -------                 -------------------                               ----------------
1.1             Purchase and Sale Agreement dated March               Incorporated by reference to Annex A of the
                26, 1996, as amended and restated as of May           Definitive Proxy Statement on Schedule 14A
                23, 1996 between Concurrent Computer                  of CyberGuard Corporation filed with the
                Corporation and Harris Computer Systems               Securities and Exchange Commission on May
                Corporation                                           24, 1996 (File No. 0-24544)

1.2             Form of Share Holding Agreement dated June            Incorporated by reference to Annex F of the
                26, 1996 between Concurrent Computer                  Definitive Proxy Statement on Schedule 14A
                Corporation and Harris Computer Systems               of CyberGuard Corporation filed with the
                Corporation                                           Securities and Exchange Commission on May
                                                                      24, 1996 (File No. 0-24544)

1.3             Form of Certificate of Designation,                   Incorporated by reference to Annex G of the
                Preferences and Rights of Class B Convertible         Definitive Proxy Statement on Schedule 14A
                Preferred Stock                                       filed CyberGuard Corporation with the
                                                                      Securities and Exchange Commission on May
                                                                      24, 1996 (File No. 0-24544)

                               Page 4 of 5 Pages


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                                  SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 1996


                                CyberGuard Corporation
                                ----------------------------------------------
                                Signature

                                by /s/ Brian Foremny
                                ----------------------------------------------
                                Brian Foremny
                                General Counsel and Secretary





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